Exhibit (a)(5)(I)

NEWSPAPER AND MAGAZINE	)
EMPLOYEES UNION AND	)	IN THE
PHILADELPHIA PUBLISHERS’ PENSION	)
FUND, Individually and On Behalf of All	)	CIRCUIT COURT
Others Similarly Situated,	)
	)	FOR
Plaintiff,	)
	)	HOWARD COUNTY
v.	)
)
MICROS SYSTEMS, INC., PETER A.	)	Case No.
ALTABEF, CYNTHIA A. RUSSO, A.L.	)
GIANNOPOULOS, B. GARY DANDO,	)
JOHN G. PUENTE, LOUIS M. BROWN,	)
JR., F. SUZANNE JENNICHES, DWIGHT	)	JURY TRIAL DEMANDED
S. TAYLOR, ORACLE CORPORATION,	)
ROCKET ACQUISITION CORPORATION	)
and OC ACQUISITION LLC,	)
)
Defendants.	)
)

CLASS ACTION COMPLAINT

Plaintiff, by its undersigned attorneys, for this Class Action Complaint against Defendants, alleges upon personal knowledge with respect to itself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is a class action brought on behalf of the public stockholders of MICROS Systems, Inc. (“MICROS” or the “Company”) against MICROS and its Board of Directors (the “Board” or the “Individual Defendants”), to enjoin a proposed transaction announced on June 23, 2014 (the “Proposed Transaction”), pursuant to which MICROS will be acquired by Oracle Corporation (“Oracle”).

2. On June 22, 2014, the Board caused MICROS to enter into a definitive agreement and plan of merger (the “Merger Agreement”) pursuant to which Rocket Acquisition Corporation (“Rocket” or “Purchaser”), a wholly-owned subsidiary of OC Acquisition LLC (“OC” or “Parent”), a wholly-owned subsidiary of Oracle, will commence a cash tender offer (the “Offer”) to acquire all of the shares of the Company’s common stock for a purchase price of $68.00 per share, net to the holders thereof, in cash (the “Offer Price”).

3. The Merger Agreement provides that, following the consummation of the Offer, Rocket will merge with and into MICROS (the “Merger”), with MICROS surviving the Merger as a wholly-owned subsidiary of OC. In the Merger, each outstanding share of the common stock (other than treasury shares, or shares held by Oracle, Parent, Purchaser or any of their wholly-owned subsidiaries) will be converted into the right to receive the Offer Price. The stated value of the Proposed Transaction is approximately $5.3 billion. However, MICROS has approximately $660 million in cash on its balance sheet and this money will transfer to Oracle, making the net sale price $4.6 billion.

4. As discussed below, the Proposed Transaction is to take place when MICROS is financially on the rise. The Proposed Transaction is the product of a flawed process that resulted in the Board’s failure to maximize stockholder value and deprives MICROS’s public stockholders of the ability to participate in the Company’s long-term prospects. Furthermore, in approving the Merger Agreement, the Individual Defendants breached their fiduciary duties to Plaintiff and the Class (defined herein) by agreeing to lock up the Proposed Transaction with deal protection devices that preclude other bidders from making a successful competing offer for the Company. Pursuant to the Merger Agreement, Defendants agreed to: (i) a strict no-solicitation provision that prevents the Company from soliciting other potential acquirers or even in continuing discussions and negotiations with potential acquirers; (ii) a “matching rights” provision that provides Oracle with four business days to match any competing proposal in the event one is made; (iii) a provision that requires the Company to pay Oracle a termination fee of $158 million in order to enter into a transaction with a superior bidder and no reverse termination fee; (iv) a provision which prevents shareholders from asserting their appraisal rights; and (v) a “top-up” option worth at least 3.8 million, to help Oracle acquire the necessary 90% of MICROS shares. In addition, Defendant Altabef will collect nearly $8 million as a result of the Proposed Transaction. Moreover, as alleged herein, MICROS and Oracle aided and abetted the Individual Defendants’ breaches of fiduciary duties.

5. Plaintiff seeks enjoinment of the Proposed Transaction or, alternatively, rescission of the Proposed Transaction in the event defendants are able to consummate it.

JURISDICTION AND VENUE

6. This action is brought as a class action pursuant to Rule 2-231 of the Maryland Rules of Civil Procedure.

7. The Court has jurisdiction over each Defendant named herein because each Defendant is either a corporation or an individual who has sufficient minimum contacts with Maryland to render the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

8. Venue is proper in Howard County, Maryland because the causes of action asserted herein occurred and/or accrued in Howard County, Maryland. Venue is also appropriate in this Court because MICROS’s principal place of business is in Howard County, Maryland, and MICROS is incorporated in Maryland.

PARTIES

9. Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of MICROS common stock at least through July 3, 2014.

10. MICROS is a corporation organized and existing under the laws of Maryland. The Company maintains its principal corporate offices at 7031 Columbia Gateway Drive, Columbia, Maryland 21046-2289.

11. Defendant Peter A. Altabef (“Altabef”) is the President and Chief Executive Officer (“CEO”) and a director of the Company.

12. Defendant Cynthia A. Russo (“Russo”) is the Chief Financial Officer of the Company.

13. Defendant A.L. Giannopoulos (“Giannopoulos”) has been the Company’s Chairman of the Board since April 2001 and a director of the Company since March 1992. Giannopoulos was the Company’s President and CEO from May 1993 to December 2012.

14. Defendant B. Gary Dando (“Dando”) has been a director of the Company since November 2003.

15. Defendant John G. Puente (“Puente”) has been a director of the Company since May 1996.

16. Defendant Louis M. Brown, Jr. (“Brown”) is director of the Company.

17. Defendant F. Suzanne Jenniches (“Jenniches”) is director of the Company.

18. Defendant Dwight S. Taylor (“Taylor”) has been a director of the Company since 1997.

19. The Defendants identified in Paragraphs Eleven through Eighteen are collectively referred to herein as the “Individual Defendants.” By virtue of their positions as directors and/or officers of MICROS, the Individual Defendants are in a fiduciary relationship with Plaintiff and the other public stockholders of MICROS.

20. Each of the Individual Defendants at all relevant times had the power to control and direct MICROS to engage in the misconduct alleged herein. The Individual Defendants’ fiduciary obligations required them to act in the best interest of Plaintiff and all MICROS stockholders.

21. Each of the Individual Defendants owes fiduciary duties of loyalty, good faith, due care, and full and fair disclosure to Plaintiff and the other members of the Class. The Individual Defendants are acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.

22. The Company’s public stockholders must receive the maximum value for their shares through the Proposed Transaction. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated, and are continuing to violate, the fiduciary duties they owe to Plaintiff and the Company’s other public stockholders, due to the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

23. Defendant Oracle is a Delaware corporation with its corporate headquarters located at 500 Oracle Parkway, Redwood City, California 94065.

24. Defendant Rocket is a Maryland corporation and a wholly-owned subsidiary of OC.

25. Defendant OC is a Delaware company and a wholly-owned subsidiary of Oracle.

CLASS ACTION ALLEGATIONS

26. Plaintiff brings this action as a class action, pursuant to Rule 2-231 of the Maryland Rules of Civil Procedure on behalf of herself and the other public stockholders of MICROS (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

27. This action is properly maintainable as a class action.

28. The Class is so numerous that joinder of all members is impracticable. As of September 17, 2013, there were 75,429,053 shares of MICROS common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

29. Questions of law and fact are common to the Class, including, among others: (i) whether Defendants have breached their fiduciary duties owed to Plaintiff and the Class; and (ii) whether Defendants will irreparably harm Plaintiff and the other members of the Class if Defendants’ conduct complained of herein continues.

30. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

31. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non- party Class members’ ability to protect their interests.

32. Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

SUBSTANTIVE ALLEGATIONS

Background of the Company

33. MICROS is a designer, manufacturer, marketer, and servicer of enterprise applications solutions for the global food and beverage, hotel, and retail industries. The Company’s food and beverage information systems consist of hardware and software for point-of-sale and operational applications, ecommerce, back office applications, including inventory, labor and financial management, gift cards, and certain centrally hosted enterprise applications. MICROS’ hotel information systems consist of software encompassing room reservation management systems, sales and catering, revenue management, ecommerce, business analytics, central reservations, and interfaces to third party applications. The retail information systems consist of software encompassing point-of-sale, loss prevention, ecommerce, business analytics, customer gift cards, electronic payments and enterprise applications. The Company markets its products and services globally.

34. Last year, MICROS generated $1.27 billion in revenues, $663 million in gross profits, $227 million in operating income and $171 million in net income. MICROS is a growth company and it has been able to grow its annual revenues and net income in double-digits for the last few years. For example, since 2010, and as of last year, MICROS grew its revenues by 38% and its net income by 39%.

35. MICROS performed well in 2013 and into 2014 and is expected to continue to perform well in the future.

36. On August 22, 2013, MICROS reported revenue of $1,268 billion for the fiscal year ended June 30, 2013 which represented an increase of 14.5%, or $160.6 million, over the fiscal year ended June 30, 2012. MICROS’s President and CEO, Defendant Altabef, stated in conjunction with the annual earnings release, “We are pleased that we achieved a record year of revenue, net income and earnings per share while continuing our strong investment in talent, product and infrastructure.” [Emphasis added.]

37. Similarly on May 1, 2014, MICROS reported net income of $50.3 million for the quarter ended March 31, 2014 which is a 13.6% increase compared to net income for the quarter ended March 31, 2013. Moreover, revenue for the nine-month period ended March 31, 2014 was $1,009.3 billion, an increase of $69.8 million, or 7.4%, versus the nine-month period ended March 31, 2013. Defendant Altabef stated in conjunction with the quarterly earnings release, “We are pleased with the strong revenue growth and profit performance this quarter. We are encouraged by an improved demand environment for our solutions from current and new clients.”

38. Defendant Altabef further stated in the corresponding earnings conference call on May 1, 2014, “The growing strength of our business reflects the wide range of leading solutions we have for clients, and our global distribution. The investments we are making in additional product development and SaaS-hosting infrastructure are paying off with significant client wins.”

39. In fact results for the nine months ending March 31, 2014 were so strong, MICROS increased its financial guidance for fiscal 2014 to revenue between $1,360 billion and $1,385 billion and non-GAAP EPS from $2.52 to $2.57. Defendant Russo stated in the earnings conference call on May 1, 2014, “Overall, we are pleased with our healthy balance sheet, solid cash flows and earnings. We feel that we are well-positioned for a strong finish to fiscal 2014 and continued growth in fiscal 2015.”

40. MICROS stock price has increased dramatically over the 18 months before the merger announcement as displayed in the following graph:

The Proposed Transaction

41. Despite the Company’s prospects for future growth and success, and just as stockholders were looking forward to reaping the profits of MICROS’s increasing revenues and strong financial position, on June 23, 2014, MICROS announced the Proposed Transaction. The Company’s press release stated in part:

Columbia, MD – June 23, 2014—MICROS Systems, Inc. (NASDAQ:MCRS), a provider of information technology solutions for the hospitality and retail industries, today announced that it has entered into a definitive agreement to be acquired by Oracle. Under the terms of the agreement, MICROS stockholders will receive $68.00 in cash for each share of common stock they hold. The purchase price represents a fully-diluted equity value of approximately $5.3 billion, or $4.6 billion net of cash.

Cloud, mobile, social, big data and the internet of things are impacting every industry, encouraging companies to modernize in order to compete effectively. The addition of MICROS extends Oracle’s offerings in industries by combining MICROS’ industry specific applications with Oracle’s business applications, technologies and cloud portfolio. Together, Oracle and MICROS will help hotels, food & beverage facilities, and retailers to accelerate innovation, transform their businesses, and delight customers with complete, open and integrated solutions.

The Board of Directors of MICROS has unanimously approved the transaction. The transaction is expected to close in the second half of

2014, subject to MICROS stockholders tendering a majority of MICROS’ outstanding shares and shares representing vested equity incentive awards in the tender offer, certain regulatory approvals and other customary closing conditions.

“MICROS has been focused on helping the world’s leading brands in our target markets since we were founded in 1977, including running more than 330,000 sites across 180 countries today,” said Peter Altabef, President and CEO, MICROS. “In combination with Oracle, we expect to help accelerate our customers’ ability to innovate and differentiate their businesses by utilizing Oracle’s technologies, cloud solutions, and scale. We are very excited about the great opportunities this will create for our customers and employees.”

42. Pursuant to the Merger Agreement, Rocket will make a tender offer to purchase any and all of the issued and outstanding shares of Company common stock at a price per share of $68.00, net to the seller in cash. After acquiring shares of Company common stock pursuant to the Offer, Rocket shall merge with and into the Company.

43. To the detriment of the Company’s stockholders, the terms of the Merger Agreement substantially favor Oracle and are calculated to unreasonably dissuade potential suitors from making competing offers.

44. The tender offer starts 10 days after the announcement and is open for twenty days. MICROS is prohibited from seeking a superior bid and Oracle is permitted to match any superior bids. A brief duration coupled with non-solicitation, matching rights, and high termination fees effectively blocks any other potential bidders.

45. For example, the Individual Defendants have all but ensured that another entity will not emerge with a competing proposal by agreeing to a “No Solicitation” provision in Section 7.03(a) of the Merger Agreement that prohibits the Individual Defendants from soliciting alternative proposals and severely constrains their ability to communicate and negotiate with potential buyers who wish to submit or have submitted unsolicited alternative proposals. Section 5.3(a) of the Merger Agreement states, in relevant part:

(a) Neither the Company nor any of its Subsidiaries shall, nor shall the Company or any of its Subsidiaries authorize or permit any of its or their Representatives to, and the Company shall instruct, and cause each applicable Subsidiary to instruct, each such Representative not to, directly or indirectly, solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Acquisition Proposal or the making of any inquiry, offer or proposal that would reasonably be expected to lead to any Acquisition Proposal, or, subject to Section 7.03(b), (i) conduct or engage in any discussions or negotiations with, disclose any non-public information relating to the Company or any of its Subsidiaries to, afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to or otherwise cooperate in any way, or knowingly assist, participate in, facilitate or encourage any effort by, any Third Party that is seeking to make, or has made, any Acquisition Proposal, (ii) (A) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries or (B) approve any transaction under, or any Third Party becoming an “interested stockholder” under, the Maryland Business Combination Act, (iii) enter into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract relating to any Acquisition Proposal (other than a confidentiality agreement contemplated by Section 7.03(b)) or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder, or (iv) resolve, propose or agree to do any of the foregoing. Without limiting the foregoing, it is understood that any violation of the foregoing restrictions by any Subsidiary of the Company or Representatives of the Company or any of its Subsidiaries shall be deemed to be a breach of this Section 7.03 by the Company. The Company shall, and shall cause its Subsidiaries and its and their respective Representatives to cease immediately and cause to be terminated, and shall not authorize or knowingly permit any of its or their Representatives to continue, any and all existing activities, discussions or negotiations, if any, with any Third Party conducted prior to the date hereof with respect to any Acquisition Proposal and shall use its reasonable best efforts to cause any such Third Party (or its agents or advisors) in possession of non-public information in respect of the

Company or any of its Subsidiaries that was furnished by or on behalf of the Company and its Subsidiaries to return or destroy (and confirm destruction of) all such information.

46. Further, pursuant to Section 7.03(c) of the Merger Agreement, the Company must advise Oracle 24 hours prior to engaging in any negotiations or discussions regarding a non-solicited offer from any third party. In addition, the Company must notify Oracle within 24 hours of any proposals or inquiries received from other parties, including, inter alia, the material terms and conditions of the proposal and the identity of the party making the proposal. MICROS must also provide to Oracle all documents relating to any third party acquisition proposal and any non-public information the Company provides to that third party, and the Company must notify Oracle 48 hours in advance of any Board meeting in which it expects to consider a third party acquisition proposal. Section 7.03(c) of the Merger Agreement states:

(c) The Company Board shall not take any of the actions referred to in clause (i) or (ii) of Section 7.03(b) unless the Company shall have notified Parent in writing at least twenty-four (24) hours before taking such action that it intends to take such action (it being understood that (i) the Company shall only be required to provide the notice required by this sentence to Parent on one occasion with respect to any particular Third Party and (ii) this parenthetical shall have no impact on the notification and other obligations of the Company contained in the remainder of this Section 7.03(c)). The Company shall notify Parent promptly (but in no event later than twenty-four (24) hours) after it obtains knowledge of the receipt by the Company (or any of its Representatives) of any Acquisition Proposal, any inquiry, offer or proposal that would reasonably be expected to lead to an Acquisition Proposal, or any request for non-public information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party, in each case in connection with any Acquisition Proposal or inquiry, offer or proposal that would reasonably be expected to lead to an Acquisition Proposal. In such notice, the Company shall identify the Third Party making, and the material terms and conditions of, any such Acquisition

Proposal, indication, offer, proposal or request. Commencing upon the provision of any notice referred to above, the Company shall (A) on a reasonable and prompt basis at a mutually agreeable time, advise Parent (or its counsel) of the progress of negotiations concerning any Acquisition Proposal, the material resolved and unresolved issues related thereto and any other material matters identified with reasonable specificity by Parent (or its counsel) and the material details (including material amendments or proposed amendments as to price and other material terms) of any such Acquisition Proposal, request or inquiry and (B) promptly upon receipt or delivery thereof, provide Parent (or its outside counsel) with copies of all material documents and material written or electronic communications relating to any such Acquisition Proposal (including the financing thereof), request or inquiry exchanged between the Company, its Subsidiaries or any of their respective officers, directors, employees or Representatives, on the one hand, and the Person making an Acquisition Proposal or any of its Affiliates, or their respective officers, directors, employees, or Representatives, on the other hand. The Company shall promptly provide Parent with any non-public information concerning the business, present or future performance, financial condition or results of operations of the Company (or any of its Subsidiaries), provided to any Third Party that was not previously provided to Parent. The Company shall provide Parent with at least 48 hours’ prior notice (or such lesser period of prior notice provided to the members of the Company Board) of any meeting of the Company Board at which the Company Board is reasonably expected to consider any Acquisition Proposal. [Emphasis added.]

47. In addition, section 7.03(d) contains a highly restrictive “fiduciary out” provision permitting the Board to withdraw its approval of the Proposed Transaction under extremely limited circumstances, and grants Oracle a “matching right” with respect to any “Superior Proposal” made to the Company. Section 7.03(d) of the Merger Agreement states:

(d) Neither the Company Board nor any committee thereof shall (i) fail to make, withdraw, amend or modify, or publicly propose to withhold, withdraw, amend or modify, in a manner adverse to Parent or Merger Subsidiary, the Board Recommendation, (ii) approve, endorse, adopt or recommend, or publicly propose to approve, endorse, adopt or recommend, any Acquisition Proposal or Superior Proposal, (iii) fail to recommend against acceptance of any tender offer or exchange offer

(other than the Offer or any other tender offer or exchange offer by Parent or Merger Subsidiary) for Company Common Stock within ten (10) Business Days after the commencement of such offer, (iv) make any public statement inconsistent with the Board Recommendation, or (v) resolve or agree to take any of the foregoing actions (any of the foregoing, an “Adverse Recommendation Change”). Notwithstanding the preceding sentence or anything to the contrary contained in this Agreement, at any time prior to the Acceptance Time, the Company Board, following receipt of and on account of a Superior Proposal, may (i) make an Adverse Recommendation Change, or (ii) terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal in accordance with the terms of Section 9.01(d)(i), but only if, in either case, the Company Board determines in good faith, after consultation with outside legal counsel to the Company Board, that the failure to take such action would be a breach of its duties under Applicable Law; provided, however, that the Company Board shall not make an Adverse Recommendation Change or terminate this Agreement in accordance with Section 9.01(d)(i), unless (A) the Company promptly notifies Parent (the “Adverse Recommendation Change Notice”), in writing at least four (4) Business Days before making an Adverse Recommendation Change or terminating this Agreement (the “Notice Period”), of its intention to take such action with respect to a Superior Proposal, (B) the Company attaches to such notice the most current version of the proposed agreement or a reasonably detailed summary of all material terms of any such Superior Proposal (which version or summary shall be updated on a prompt basis) and the identity of the Third Party making the Superior Proposal, (C) the Company shall, and shall cause its financial and legal advisors to, during the Notice Period, negotiate with Parent in good faith to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal, if Parent, in its discretion, proposes to make such adjustments (it being understood and agreed (x) that in the event that, after commencement of the Notice Period, there is any material revision to the terms of a Superior Proposal, including, any revision in price, the Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remains in the Notice Period subsequent to the time the Company notifies Parent of any such material revision and (y) that there may be multiple extensions of the Notice Period); and (D) Parent does not make, within the Notice Period, an offer that is determined by the Company Board in good faith, after consulting with its outside counsel and financial advisor of nationally recognized reputation, to be at least as favorable to the stockholders of the Company as such Superior Proposal.

48. Therefore, should the Board determine that the unsolicited offer is superior, before the Company can terminate the Merger Agreement with Oracle in order to enter into the competing proposal, it must grant Oracle four business days in which the Company must allow Oracle to amend the terms of the Merger Agreement to make a counter-offer that the Board must consider in determining whether the competing bid still constitutes a superior proposal. As a result, the Merger Agreement unfairly favors Oracle.

49. Further locking up control of the Company in favor of Oracle is Section 10.04(b) of the Merger Agreement, which contains a provision for a “Termination Fee” of up to $ $157,780,000, payable by the Company to Oracle if the Individual Defendants cause the Company to terminate the Merger Agreement pursuant to the lawful exercise of their fiduciary duties.

50. This $157,780,000 termination fee is anticompetitive. The fee is a high 3% of the total deal price as announced ($5.3B), and 3.4% of the cash-adjusted net sale price ($4.6B) which is well above the value of commonly observed termination fees.

51. In addition, there is no reverse termination fee. MICROS shareholders are at risk of Oracle canceling its bid, without any compensation for this risk.

52. By agreeing to all of the deal protection devices, the Individual Defendants have locked up the Proposed Transaction and have precluded other bidders from making successful competing offers for the Company.

53. The Proposed Transaction also undervalues MICROS relative to the Company’s peers and comparable completed transactions.

54. Relative to a basket of peers and to completed transactions, the Company is more profitable (with a higher EBITDA Margin) and the Proposed Transaction is too cheap (with lower EV/EBITDA and EV/Tangible Book multiples).

55. Examining a peer basket of similarly-sized, publicly traded, software services and integrated computer systems companies, the Proposed Transaction undervalues MICROS relative to the peer group on every metric as demonstrated in the following chart:

Live Peers	Enterprise Value (SM)	EV/Sales (TTM)	EV/EBITDA (TTM)		EV/Book		EV/Tangible Book		EBITDA Margin
Demandware, Inc.	2,214	19.30	-127.51		8.52		8.92		-15%
Diebold, Inc.	3,039	1.04	264.74		4.84		6.82		0%
Endurance International Group Holdings, Inc.	2,940	5.41	40.22		18.23		-2.23		13%
Fortinet, Inc.	3,824	5.90	39.37		6.27		6.36		15%
Mentor Graphics Corp.	2,518	2.13	10.87		2.20		4.78		20%
NCR Corp.	9,812	1.57	10.68		5.35		-4.96		15%
Sabre Corp.	8,705	2.86	11.07		-9.10		-2.36		26%
VeriSign, Inc.	7,176	7.34	12.04		-15.68		-14.07		61%
MICROS Systems, Inc.	4,489	3.36	17.06		3.82		6.57		20%

Mean X-MICROS Systems, Inc.		5.69	55.57	*	7.57	*	6.72	*	17%

*	Negative values are excluded from the mean calculation. Inclusion of a negative value would decrease the mean even though it represents the most expensive peer.

56. The Proposed Transaction is also too cheap relative to a basket of completed transactions1, focusing on the EV/EBITDA and EV/Tangible Book ratios as demonstrated in the following chart:

[1]

Defined as: (1) publicly traded domestic companies; (2) transactions completed 2010 through Q1 2014; (3) Standard Industrial Classification Codes: Services-Computer Integrated Systems Design (7373); and (4) EV $100M - $10B.

Completed Deals	Enterprise Value (SM)	EV/Sales (TTM)	EV/EBITDA (TIM)		EV/Book	EV/Tangible Book		EBITDA Margin
Dynamics Research Corp.	206	0.72	8.10		2.23	-2.50		9%
Greenway Medical Technologies, Inc.	638	4.70	-214.61		6.50	10.06		-2%
Integral Systems, Inc.	236	1.20	-152.77		2.09	10.95		-1%
Intelligroup, Inc.	169	1.30	10.90		3.40	3.52		12%
JDA Software Group, Inc.	1,492	2.19	11.82		2.04	3.81		19%
Keynote Systems, Inc.	334	2.67	23.31		1.39	2.74		11%
L-1 Identity Solutions, Inc.	1,596	3.52	61.90		2.17	-60.58		6%
SRA International, Inc.	1,776	1.14	12.61		2.18	6.08		9%
Stanley, Inc.	921	1.04	10.53		3.17	47.42		10%
MICROS Systems, Inc.	4,489	3.36	17.06		3.82	6.57		20%

Mean X-MICROS Systems, Inc.		2.05	19.88	*	2.80	12.08	*	8%

*	Negative values are excluded from the mean calculation. Inclusion of a negative value would decrease the mean even though it represents the most expensive peer.

57. Moreover, an article was added to the Company’s by-laws that exempt’s MICROS from the Control Share Acquisition Act.2This addition prevents shareholders from asserting their appraisal rights, and makes it easier to force the deal through at $68.

58. In addition, MICROS granted a “top up” option to Oracle to enable Oracle to acquire the necessary 90% of the Company. MICROS will issue additional shares, up to the amount that is authorized but not already issued, outstanding, or committed for future issuance. This option is worth at minimum $3.8 million, and due to the fact that the duration of the tender offer can be extended, is actually worth a considerable amount more.

59. The consideration to be paid to Plaintiff and the Class in the Proposed Transaction is therefore unfair and inadequate because, among other things, the intrinsic value of MICROS is materially in excess of the amount offered in the Proposed Transaction.

[2]	MICROS Systems, Inc. Form 8-K, Exhibit 3.1, filed June 24, 2014. http://www.sec.gov/Archives/edgar/data/320345/000114420414039178/v382048_ex3-l.htm accessed June 26, 2014

60. Given the Company’s prospects for growth, the merger consideration to be paid to shareholders under the Proposed Transaction is inadequate and significantly undervalues the Company.

61. As such, the Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of the Company’s valuable and profitable business, and future growth in profits and earnings.

62. Moreover, Defendant Altabef will collect nearly $8 million from the Proposed Transaction. He will become eligible for a $5.7 million termination payment and his option awards will yield an additional $2.3 million.

63. According to the Company’s 2013 proxy statement:

“Pursuant to his employment agreement, Mr. Altabef is eligible to receive a termination payment if during the two-year period following a change in control, the Company terminates his employment for any reason other than good cause, or he terminates his employment with the Company for good reason. The amount of the termination payment in that occurrence equals 2.99 multiplied by the sum of (i) Mr. Altabef s highest annual base salary prior to his date of termination; and (ii) Mr. Altabef s eligible target bonus for the fiscal year of his termination. In addition, for a period of 36 months following such a termination, Mr. Altabef is eligible to continue to receive the medical and dental coverage in effect as of the date of his termination (or generally comparable coverage) for himself and, where applicable, his spouse and dependents, at the same premium rates as may be charged from time to time for associates of the Company generally, as if he had continued in employment during such period.”3

64. Following completion of the transaction, Altabef will no longer be CEO; thus his new duties will be inconsistent with his current position and status as President

[3]	MICROS Systems, Inc. Def 14A, filed October, 11, 2013. Page 19.

http://www.sec.gov/Archives/edgar/data/320345/000114420413054908/v357233_defl4a.htm accessed June 27, 2014.

and CEO of MICROS. Altabef will therefore be able to resign with “good reason” and collect the $5.7 million termination payment.

65. Moreover, Altabef s employment agreement provides that some of his options will accelerate. The employment agreement states:

“On the first anniversary of this Agreement, the Optionee may exercise the Option with respect to one-third of the Shares covered by the Option. On the second anniversary of this Agreement, the Optionee may exercise the Option with respect to an additional one- third of the Shares covered by the Option. On the third anniversary of this Agreement, the Option becomes fully exercisable. NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN OR THE PLAN, IN THE EVENT OF A “CHANGE IN CONTROL” AS DEFINED IN THE EMPLOYMENT AGREEMENT DATED                    BETWEEN OPTIONEE AND THE COMPANY, AS SUCH EMPLOYMENT AGREEMENT MAY BE AMENDED FROM TIME TO TIME, ALL OF THE OPTIONS GRANTED TO OPTIONEE UNDER THIS AGREEMENT SHALL BECOME FULLY EXERCISABLE AS OF THE DATE OF THE CHANGE IN CONTROL.”4

66. Altabef received 120,000 options on January 23, 2014, which will be subject to accelerated vesting, and as of June 23, 2014, 80,000 of those options are unvested. On June 16, 2014, the day prior to any deal speculation, MICROS closed at $55.73. Altabef s options were struck at $45.64. The Proposed Transaction makes the 80,000 unvested options $22.36 in-the-money and worth $1.8 million. The other 40,000 options vested during January 2014, were worth $.4 million on June 16, 2014, and increased to $.9 million after the deal was announced.

67. Altabef therefore has a material conflict of interest and is acting in his personal best interest rather than in the interests of the MICROS shareholders.

[4]	MICROS Systems, Inc. 8-K, Exhibit 99.1, filed December 6, 2012. Page 13.

68. As a result of all of the above allegations, Defendants have breached the fiduciary duties they owe to the Company’s public stockholders.

COUNT I

(Breach of Fiduciary Duties Against the Individual Defendants)

69. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

70. As members of the Company’s Board, the Individual Defendants have fiduciary obligations to: (a) undertake an appropriate evaluation of MICROS’s net worth as a merger/acquisition candidate; (b) take all appropriate steps to enhance MICROS’s value and attractiveness as a merger/acquisition candidate; (c) act independently to protect the interests of the Company’s public stockholders; (d) adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of MICROS’s public stockholders; (e) actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of MICROS; and (f) disclose all material information to the Company’s stockholders.

71. The Individual Defendants have breached their fiduciary duties to Plaintiff and the Class.

72. As alleged herein, the Individual Defendants have initiated a process to sell MICROS that undervalues the Company. In addition, by agreeing to the Proposed Transaction, the Individual Defendants have capped the price of MICROS at a price that does not adequately reflect the Company’s true value. The Individual Defendants also failed to sufficiently inform themselves of MICROS’s value, or disregarded the true value of the Company. Furthermore, in approving the Merger Agreement, the Individual Defendants breached their fiduciary duties to Plaintiff and the Class by agreeing to lock up the Proposed Transaction with deal protection devices that substantially favor Oracle and are calculated to unreasonably dissuade potential suitors from making competing offers, and by preventing shareholders from asserting their appraisal rights.

73. As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to plaintiff and the other members of the Class, and will further a process that inhibits the maximization of stockholder value.

74. Plaintiff and the members of the Class have no adequate remedy at law.

COUNT II

(Aiding and Abetting the Board’s Breaches of Fiduciary Duties

Against MICROS and Oracle)

75. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

76. Defendants MICROS and Oracle knowingly assisted the Individual Defendants’ breaches of fiduciary duties in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, MICROS provided, and Oracle obtained, sensitive non-public information concerning MICROS and thus had unfair advantages that are enabling it to acquire the Company for unfair and inadequate consideration.

77. As a result of this conduct, plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining fair consideration for their MICROS shares.

78. Plaintiff and the members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment and relief as follows:

A. Ordering that this action may be maintained as a class action and certifying Plaintiff as the Class representative and Plaintiff’s counsel as Class counsel;

B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

C. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to Plaintiff and the Class;

D. Directing Defendants to account to Plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

E. Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiff’s attorneys’ and experts’ fees; and

F. Granting such other and further relief as this Court may deem just and proper.

Dated: July 10, 2014	LAW OFFICES OF PETER ANGELOS, P.C.

By:

H. Russell Smouse
Joyce R. Lombardi

Craig M. Silverman
210 West Pennsylvania Avenue
Towson, MD 21204
Telephone: (410) 649-2000
Email: jlombardi@lawpga.com

MORGAN & MORGAN, P.C.
Peter Safirstein
Elizabeth Metcalf
28 West 44th Street, Suite 2001
New York, NY 10036
Telephone: (212) 564-1637
Email: PSafirstein@ForThePeople.com

COHEN, PLACITELLA & ROTH, P.C.
Stewart L. Cohen
Jacob A. Goldberg
Alessandra C. Phillips
Two Commerce Square
2001 Market Street, Suite 2900
Philadelphia, PA 19103
(215) 567-3500

Attorneys for Plaintiff